UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Jagaregatan 4

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Oatly Group AB

Interim condensed consolidated financial statements

For the three and six months ended June 30, 2021

Part I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, except share and per share data)	Note	2021	2020	2021	2020
Revenue	5	146,151	95,309	286,203	179,553
Cost of goods sold		(107,544)	(64,498)	(205,662)	(121,459)
Gross profit		38,607	30,811	80,541	58,094
Research and development expenses		(3,952)	(1,303)	(7,044)	(2,482)
Selling, general and administrative expenses		(83,132)	(33,345)	(149,939)	(64,186)
Other operating income and expense		373	(510)	(177)	(944)
Operating loss		(48,104)	(4,347)	(76,619)	(9,518)
Finance income and expenses, net	7	(10,696)	(23)	(12,616)	(2,673)
Loss before tax		(58,800)	(4,370)	(89,235)	(12,191)
Income tax expense	8	(264)	(420)	(2,212)	(772)
Loss for the period attributable to shareholders of the parent		(59,064)	(4,790)	(91,447)	(12,963)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	23	(0.11)	(0.01)	(0.18)	(0.03)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive (loss)/income

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2021	2020	2021	2020
Loss for the period	(59,064)	(4,790)	(91,447)	(12,963)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations	(13,717)	6,217	(24,068)	(2,034)
Total other comprehensive (loss)/income for the period	(13,717)	6,217	(24,068)	(2,034)
Total comprehensive (loss)/income for the period	(72,781)	1,427	(115,515)	(14,997)

Loss for the period and total comprehensive (loss)/income are, in their entirety, attributable to shareholders of the parent.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

(in thousands of U.S. dollars)	Note	June 30, 2021 (Unaudited)	December 31, 2020
ASSETS
Non-current assets
Intangible assets	9	154,804	156,463
Property, plant and equipment	10	373,059	237,625
Right-of-use assets	11	82,774	38,103
Other non-current receivables		730	6,550
Deferred tax assets	8	253	26
Total non-current assets		611,620	438,767
Current assets
Inventories	13	57,074	39,115
Trade receivables	14	82,458	71,297
Current tax assets		235	514
Other current receivables		31,244	12,363
Prepaid expenses		26,876	11,509
Short-term investments	15	322,685	—
Cash and cash equivalents	16	524,238	105,364
Total current assets		1,044,810	240,162
TOTAL ASSETS		1,656,430	678,929
EQUITY AND LIABILITIES
Equity	17
Share capital		105	21
Other contributed capital		1,628,103	448,251
Foreign currency translation reserve		(26,593)	(2,525)
Accumulated deficit		(206,642)	(119,661)
Total equity attributable to shareholders of the parent		1,394,973	326,086
Liabilities
Non-current liabilities
Lease liabilities	11	65,666	23,883
Liabilities to credit institutions	18	4,454	91,655
Other non-current liabilities		11	233
Deferred tax liabilities	8	2,670	1,307
Provisions	19	8,163	7,121
Total non-current liabilities		80,964	124,199
Current liabilities
Lease liabilities	11	7,546	6,261
Liabilities to credit institutions	18	2,591	5,532
Shareholder loans	20	—	106,118
Trade payables		64,316	45,295
Current tax liabilities		768	852
Other current liabilities		20,567	4,632
Accrued expenses	21	84,705	59,954
Total current liabilities		180,493	228,644
Total liabilities		261,457	352,843
TOTAL EQUITY AND LIABILITIES		1,656,430	678,929

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity

		Attributable to shareholders of the parent
(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total equity
January 1, 2021	6, 17	21	448,251	(2,525)	(119,661)	326,086
Loss for the period		—	—	—	(32,383)	(32,383)
Other comprehensive loss		—	—	(10,351)	—	(10,351)
Total comprehensive loss for the period		—	—	(10,351)	(32,383)	(42,734)
Bonus issue		63	(63)	—	—	—
Balance at March 31, 2021		84	448,188	(12,876)	(152,044)	283,352
Loss for the period		—	—	—	(59,064)	(59,064)
Other comprehensive loss		—	—	(13,717)	—	(13,717)
Total comprehensive loss for the period		—	—	(13,717)	(59,064)	(72,781)
Bonus issue		1	(1)	—	—	—
Issue of shares		12	1,099,684	—	—	1,099,696
Transaction costs		—	(62,371)	—	—	(62,371)
Conversion of shareholder loans		1	104,107	—	—	104,108
Exercise of warrants		7	38,496	—	—	38,503
Share-based payments		—	—	—	4,466	4,466
Balance at June 30, 2021		105	1,628,103	(26,593)	(206,642)	1,394,973

		Attributable to shareholders of the parent
	Note	Share capital	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total equity
January 1, 2020	6, 17	19	267,806	(19,710)	(60,314)	187,801
Loss for the period		—	—	—	(8,173)	(8,173)
Other comprehensive loss		—	—	(8,251)	—	(8,251)
Total comprehensive loss for the period		—	—	(8,251)	(8,173)	(16,424)
Transactions with shareholders		—	(3,276)	—	—	(3,276)
Share-based payments		—	—	—	1,014	1,014
Balance at March 31, 2020		19	264,530	(27,961)	(67,473)	169,115
Loss for the period		—	—	—	(4,790)	(4,790)
Other comprehensive income		—	—	6,217	—	6,217
Total comprehensive income/(loss) for the period		—	—	6,217	(4,790)	1,427
Transactions with shareholders		—	(438)	—	—	(438)
Warrant issue		—	464	—	—	464
Balance at June 30, 2020		19	264,556	(21,744)	(72,263)	170,568

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows

(Unaudited)		For the six months ended June 30,
(in thousands of U.S. dollars)	Note	2021	2020
Operating activities
Net loss		(91,447)	(12,963)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets		8,464	5,964
—Impairment (gain)/loss on trade receivables		(53)	335
—Share-based payments expense		4,466	1,014
—Finance income and expenses, net		12,616	2,673
—Income tax expense		2,212	772
—Loss on disposal of property, plant and equipment		1	586
—Other		(31)	(14)
Interest received		286	2
Interest paid		(5,110)	(1,779)
Income tax paid		(882)	(533)
Changes in working capital:
—Increase in inventories		(18,576)	(8,214)
—Increase in trade receivables, other current receivables, prepaid expenses		(42,385)	(22,228)
—Increase in trade payables, other current liabilities, accrued expenses		57,913	14,253
Net cash flows used in operating activities		(72,526)	(20,132)
Investing activities
Purchase of intangible assets	9	(6,560)	(3,439)
Purchase of property, plant and equipment	10	(134,379)	(51,982)
Proceeds from financial instruments		5,720	125
Purchase of short-term investments	15	(329,375)	—
Net cash flows used in investing activities		(464,594)	(55,296)
Financing activities
Proceeds from issue of shares, net of transaction costs		1,037,325	—
Proceeds from shareholder loans		—	87,828
Repayment of shareholder loans		(10,941)	—
Proceeds from liabilities to credit institutions		118,005	128,344
Repayment of liabilities to credit institutions		(211,837)	(62,026)
Repayment of lease liabilities		(5,290)	(2,822)
Proceeds from exercise of warrants		38,503	—
Payment of loan transaction costs		(4,900)	—
Cash flows from financing activities		960,865	151,324
Net increase in cash and cash equivalents		423,745	75,896
Cash and cash equivalents at the beginning of the period		105,364	10,571
Exchange rate differences in cash and cash equivalents		(4,871)	(2,195)
Cash and cash equivalents at the end of the period		524,238	84,272

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 1. Corporate information

Oatly Group AB (the “Company” or the “parent”) is a limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Jagaregatan 4, Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

Note 2. Summary of significant Accounting Policies

The interim condensed consolidated financial statements of Oatly AB for the three and six months ended June 30, 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2020, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in thousands of U.S. dollars.

New and amended standards and interpretations issued but not yet adopted

There are no International Financial Reporting Standards (“IFRS”) or International Financial Reporting Standards Implementation Committee (“IFRS IC”) interpretations that are expected to have a material impact on the Group in the current or future reporting periods nor on foreseeable future transactions.

Note 3. Significant accounting judgments, estimates and assessments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2020.

During the three and six months ended June 30, 2021 areas with new events requiring estimates and judgments compared to the year ended December 31, 2020 were:

Group as lessee

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The majority of the extension options in properties and production equipment have not been included in the lease liability, primarily due to the fact that the Group could replace the assets without significant cost or business disruption. However, for two new production plants, which commenced during the three months ended March 31, 2021, extension options have been included in the lease term since the Group intends to make larger investments in the plants. The total lease terms for these production plants are 10 and 20 years, respectively. For one existing production plant, the contract was amended during the period and additional extension options have been included for a total lease term of 40 years.

The lease term is reassessed when it is decided that an option will be exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, that affects this assessment and that is within the control of the lessee. Refer to Note 11 for further details.

Financial assets

Part of the proceeds from the Company’s initial public offering (“IPO”) has been invested in different short-term investments with low risk and high liquidity for the purpose of securing and increasing the value until the cash is needed for other purposes in the operations of the Group, for example investment in new production facilities.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The short-term investments are primarily comprised of funds, bonds and certificates carried at fair value through profit and loss. The primary purpose of the portfolio is to secure and increase value of the investments compared to keeping cash in bank accounts, until cash is needed for other investments in the business, for example new production facilities. Based on the primary purpose of the portfolio and indicators identified in the IFRS 9 Financial Instruments test, the overall assessment is that the portfolio is the business model “Other”. The investments in the portfolio are therefore recognized at fair value through profit or loss and presented as short-term investments and cash and cash equivalents in the statement of financial position. For more detailed accounting principles, see Note 2 in the Group’s consolidated financial statements for the year ended December 31, 2020, included in the Company’s final prospectus filed pursuant to Rule 424(b)(4) for its IPO. For details on fair value, see Note 12. For details of the investments, see Note 15 and Note 16.

Share-based payments

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value for stock options is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 6.

Note 4. Seasonality

During the periods covered by this report, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our rapid growth.

Note 5. Segment information

The CEO is the chief operating decision maker of the Group. The CEO evaluates financial position and performance and makes strategic decisions. The CEO makes decisions on the allocation of resources and evaluates performance based on geographic perspective. Internal reporting is also based on the geographic perspective. Geographically, the CEO considers the performance in Europe, the Middle East and Africa (“EMEA”), Americas and Asia; thus, three geographical areas are considered to be the Group’s three reportable segments.

Revenue, Adjusted EBITDA and EBITDA
Three months ended June 30, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	78,526	41,346	26,279	—	—	146,151
Intersegment revenue	23,199	219	—	—	(23,418)	—
Total segment revenue	101,725	41,565	26,279	—	(23,418)	146,151
Adjusted EBITDA	6,739	(9,207)	(3,630)	(25,833)	—	(31,931)
Share-based compensation expense	(741)	(582)	(814)	(2,329)	—	(4,466)
IPO preparation and transaction costs	—	—	—	(7,065)	—	(7,065)
EBITDA	5,998	(9,789)	(4,444)	(35,227)	—	(43,462)
Finance income and expenses, net	—	—	—	—	—	(10,696)
Depreciation and Amortization	—	—	—	—	—	(4,642)
Loss before income tax	—	—	—	—	—	(58,800)

Three months ended June 30, 2020	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	59,679	25,059	10,571	—	—	95,309
Intersegment revenue	7,169	—	—	—	(7,169)	—
Total segment revenue	66,848	25,059	10,571	—	(7,169)	95,309
Adjusted EBITDA	8,820	(1,794)	(230)	(8,030)	—	(1,234)
Share-based compensation expense	—	—	—	—	—	—
IPO preparation and transaction costs	—	—	—	—	—	—
EBITDA	8,820	(1,794)	(230)	(8,030)	—	(1,234)
Finance income and expenses, net	—	—	—	—	—	(23)
Depreciation and Amortization	—	—	—	—	—	(3,113)
Loss before income tax	—	—	—	—	—	(4,370)

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Six months ended June 30, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	160,173	74,874	51,156	—	—	286,203
Intersegment revenue	36,100	256	—	—	(36,356)	—
Total segment revenue	196,273	75,130	51,156	—	(36,356)	286,203
Adjusted EBITDA	15,237	(24,800)	(2,015)	(42,823)	—	(54,401)
Share-based compensation expense	(741)	(582)	(814)	(2,329)	—	(4,466)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	14,496	(25,382)	(2,829)	(54,440)	—	(68,155)
Finance income and expenses, net	—	—	—	—	—	(12,616)
Depreciation and Amortization	—	—	—	—	—	(8,464)
Loss before income tax	—	—	—	—	—	(89,235)

Six months ended June 30, 2020	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	118,798	45,350	15,405	—	—	179,553
Intersegment revenue	10,393	—	—	—	(10,393)	—
Total segment revenue	129,191	45,350	15,405	—	(10,393)	179,553
Adjusted EBITDA	18,307	(6,079)	(617)	(14,151)	—	(2,540)
Share-based compensation expense	—	—	—	(1,014)	—	(1,014)
IPO preparation and transaction costs	—	—	—	—	—	—
EBITDA	18,307	(6,079)	(617)	(15,165)	—	(3,554)
Finance income and expenses, net	—	—	—	—	—	(2,673)
Depreciation and Amortization	—	—	—	—	—	(5,964)
Loss before income tax	—	—	—	—	—	(12,191)

*	Corporate consists of general overhead costs not allocated to the segments.
**	Eliminations refer to intersegment revenue for sales of products from EMEA and Americas to Asia.

Note 6. Share-based compensation

The warrants outstanding as at March 31, 2021 have been either exercised or forfeited during the three months ended June 30, 2021, as follows:

	Number of warrants*	Average exercise price per share
As at December 31, 2020	1,476,197	SEK 8.16
As at March 31, 2021	1,476,197	SEK 8.16
Exercised during the period	(1,456,197)	SEK 8.16
Forfeited during the period	(20,000)	SEK 7.68
As at June 30, 2021	—	—

* Warrant holders had the right to subscribe to 27 ordinary shares per warrant.

During the three months ended June 30, 2021, in connection with the IPO, the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and restricted stock units (“RSUs”). To secure the future delivery of the shares under the 2021 Plan the shareholders resolved to issue 69,496,515 warrants. The right to subscribe for the warrants shall only vest in the Company.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

During the three months ended June 30, 2021, the Company, under the 2021 Plan, issued 1,215,952 RSUs to employees and 41,175 RSUs to members of the Board of Directors. The RSUs are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to employees vest gradually over three years from date of grant, subject to continued service. The RSUs granted to members of its Board of Directors vest over one year from date of grant, subject to continued service.

Activity in the Group’s RSUs outstanding and related information is as follows:

	Number of RSUs	Grant date fair value ($)
As at December 31, 2020	—	—
As at March 31, 2021	—	—
Granted during the period	1,257,127	17.00
As at June 30, 2021	1,257,127	17.00

During the three months ended June 30, 2021, the Company, under the 2021 Plan, issued 6,867,649 stock options to employees, of which 5,750,002 were issued to members of key management. The stock options are accounted for as equity-settled share-based payment transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ordinary shares on grant date. The exercise price is included in the grant date fair value of the award. The stock options granted to participants under the 2021 Plan vest in equal instalments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each instalment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective instalment.

Activity in the Group’s stock options outstanding and related information is as follows:

	Number of stock options	Exercise price ($)
As at December 31, 2020	—	—
As at March 31, 2021	—	—
Granted during the period	6,867,649	17.00
As at June 30, 2021	6,867,649	17.00

The fair value at grant date of stock options granted during the three months period ending June 30, 2021 was SEK 6.24. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer Group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

The following table lists the inputs to the Black-Scholes option-pricing model used for stock options granted during the three months ended June 30, 2021:

Exercise price ($)	17.00
Expected term (years)	6 – 8
Share price at grant date ($)	17.00
Expected price volatility of the Company’s shares (%)	33.0
Risk-free interest rate (%)	1.09 – 1.44

Share-based payments expense were $4.5 million and $0.0 million for the three months ended June 30, 2021 and 2020, respectively, and $4.5 million and $1.0 million for the six months ended June 30, 2021 and 2020, respectively.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 7. Finance income and expenses

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Interest income	215	1	320	2
Net foreign exchange difference	(6,914)	3,608	(3,622)	2,350
Interest expenses—loan from credit institutions	(3,958)	(1,187)	(6,024)	(1,875)
Interest expenses—lease liabilities	(956)	(354)	(1,673)	(725)
Interest expenses— shareholder loans	(2,818)	(2,186)	(5,256)	(2,540)
Fair value changes derivatives	1,726	(10)	(65)	(20)
Fair value changes short-term investments	(31)	—	(31)	—
Other financial expenses	(136)	(326)	(186)	(388)
Borrowing costs capitalized	2,176	431	3,921	523
Total finance income and expenses, net	(10,696)	(23)	(12,616)	(2,673)

Note 8. Income tax

The effective tax rates for the three months period ended June 30, 2021 and 2020 were (0.4%) and (9.6%), respectively. The effective tax rates for the six months period ended June 30, 2021 and 2020 were (2.5%) and (6.3%), respectively. The main driver of the Group’s effective tax rate is unrecognized tax losses in Sweden and certain other jurisdictions. The Group operates in a global environment with significant operations in various jurisdictions outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates, and whether or not deferred tax assets are able to be recognized.

Note 9. Intangible assets

A summary of the intangible assets as at June 30, 2021 and December 31, 2020 is as follows:

	Goodwill	Capitalized software	Other Intangible assets	Ongoing development costs	Total
Cost
At December 31, 2020	143,826	2,786	3,225	7,843	157,680
Additions	—	—	787	4,444	5,231
Reclassification	—	3,653	—	(3,653)	—
Exchange differences	(5,556)	(185)	(131)	(297)	(6,169)
At June 30, 2021	138,270	6,254	3,881	8,337	156,742
Accumulated amortization
At December 31, 2020	—	(495)	(722)	—	(1,217)
Amortization charge	—	(399)	(379)	—	(778)
Exchange differences	—	25	32	—	57
At June 30, 2021	—	(869)	(1,069)	—	(1,938)
Cost, net accumulated amortization
At December 31, 2020	143,826	2,291	2,503	7,843	156,463
At June 30, 2021	138,270	5,385	2,812	8,337	154,804

The amortization expense for the three months ended June 30, 2021 and 2020 was $0.5 million and $0.2 million, respectively. The amortization expense for the six months ended June 30, 2021 and 2020 was $0.8 million and $0.2 million, respectively.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 10. Property, Plant and Equipment

A summary of property, plant, and equipment as at June 30, 2021 and December 31, 2020 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At December 31, 2020	38,994	57,762	163,987	260,743
Additions	144	2,990	140,896	144,030
Disposals	—	(2)	—	(2)
Reclassifications	20,625	28,058	(48,877)	(194)
Exchange differences	(964)	(1,478)	(2,715)	(5,157)
At June 30, 2021	58,799	87,330	253,291	399,420
Accumulated depreciation
At December 31, 2020	(5,770)	(17,348)	—	(23,118)
Depreciation charge	(805)	(3,235)	—	(4,040)
Exchange differences	216	581	—	797
At June 30, 2021	(6,359)	(20,002)	—	(26,361)
Cost, net accumulated depreciation
At December 31, 2020	33,224	40,414	163,987	237,625
At June 30, 2021	52,440	67,328	253,291	373,059

The increase in construction in progress during the six months ended June 30, 2021 is mainly related to investment in new and existing production facilities.

The reclassifications between Constructions in progress and Land and buildings and Plant and machinery are mainly related to part of the Ogden, Utah production facility which was completed during the six months period ended June 30, 2021.

The depreciation expense for the three months ended June 30, 2021 and 2020 was $2.3 million and $1.5 million, respectively. The depreciation expense for the six months ended June 30, 2021 and 2020 was $4.0 million and $2.9 million, respectively.

Note 11. Leases

The lease agreement for the production facility in Ogden, Utah, originally had a lease term of total 20 years (including extension options). The lease was modified during the period ending June 30, 2021 in regards of the lease term adding options to extend the lease further from December 31, 2038 to December 31, 2061. The Group has assessed it as reasonably certain that all extension periods will be utilized up until 2061. The addition to the right-of-use asset as a result of the modification amounts to $4.7 million.

In addition to the modification above, the lease was also amended with two additional buildings at the Ogden production facility. One addition commenced in June 2021, and the commencement date for the second addition is December 31, 2022.

Furthermore, three lease agreements regarding production facilities were entered into during the three and six months ended June 30, 2021:

•	one in Fort Worth, Texas, which commenced in March 2021 with a lease term of 20 years having included two extension options of five years each,
•	one in Maanshan, China which commenced in January 2021 with a lease term of 10 years having included an extension option of five years, and
•	one in Singapore which commenced in May 2021 with a lease term of 10 years.

Lease terms for properties are generally between 1 and 10 years, except for the production facilities in Ogden, Utah and Fort Worth, Texas described above. Lease terms for production equipment are generally between one and five years. The Group also has leases with a

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Below is the roll-forward of lease right-of-use assets

	Land and buildings	Plant and machinery	Total
Cost
At December 31, 2020	27,826	22,543	50,369
Increases	46,024	4,289	50,313
Decreases	(933)	(370)	(1,303)
Reclassifications	—	194	194
Exchange differences	(529)	(859)	(1,388)
At June 30, 2021	72,388	25,797	98,185
Accumulated depreciation
At December 31, 2020	(4,673)	(7,593)	(12,266)
Depreciation charge	(2,875)	(1,874)	(4,749)
Decreases	933	273	1,206
Exchange differences	87	311	398
At June 30, 2021	(6,528)	(8,883)	(15,411)
Cost, net accumulated depreciation
At December 31, 2020	23,153	14,950	38,103
At June 30, 2021	65,860	16,914	82,774

The increase for the six months ended June 30, 2021 mainly relates to the lease agreements described above.

Below is the maturity analysis of lease liabilities:

Lease liabilities	June 30, 2021
Maturity Analysis
Less than 3 months	2,874
Between 3 months and 1 year	8,621
Between 1 and 2 years	15,243
Between 2 and 5 years	21,826
After 5 years	76,587
Total lease commitments	125,151
Impact of discounting remaining lease payments	(51,939)
Total lease liabilities at June 30, 2021	73,212
Lease liabilities included in the condensed consolidated statement of financial position at June 30, 2021
Non-current	65,666
Current	7,546
Total	73,212

During the six months ended June 30, 2021, the Group entered into certain lease agreements which have not commenced as of June 30, 2021, and as such, have not been recognized in the interim condensed consolidated statement of financial position. For more information see Note 24.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 12. Fair value of Financial Instruments

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Specific valuation techniques used in level 2 to value financial instruments include:

•	for short-term investments, quoted market prices or dealer quotes for similar instruments,
•	for interest rate swaps, the present value of the estimated future cash flows based on observable yield curves, and
•	for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Recurring fair value measurements at June 30, 2021	Level 1	Level 2	Level 3
Financial asset
Short-term investments	—	322,685	—
Total financial assets	—	322,685	—
Financial liabilities
Derivatives	—	51	—
Total financial liabilities	—	51	—

Recurring fair value measurements at December 31, 2020	Level 1	Level 2	Level 3
Financial assets
Derivatives	—	827	—
Total financial assets		827
Financial liabilities
Derivatives	—	189	—
Total financial liabilities	—	189	—

There were no transfers between the levels during the six months ended June 30, 2021 and the six months ended June 30, 2020.

The fair value of liabilities to credit institutions is estimated to correspond to the carrying amount since all borrowing is at a floating interest rate, and the credit risk in the Group has not changed significantly.

The carrying amount of other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 13. Inventories

	June 30, 2021	December 31, 2020
Raw materials and consumables	14,812	7,056
Finished goods	42,262	30,875
Advances to suppliers	—	1,184
Total	57,074	39,115

Inventories recognized as an expense for the three months ended June 30, 2021 and 2020 amounted to $101.2 million and $61.8 million, respectively. Inventories recognized as an expense for the six months ended June 30, 2021 and 2020 amounted to $195.0 million and $117.7 million, respectively. The expenses were included in cost of goods sold.

Write-downs of inventories to net realizable value for the three months ended June 30, 2021 and 2020 amounted to $0.5 million and $0.8 million, respectively. Write-downs of inventories to net realizable value for the six months ended June 30, 2021 and 2020 amounted to $1.0 million and $1.6 million, respectively. The write-downs were recognized as an expense for each period and included in cost of goods sold.

Note 14. Trade receivables

	June 30, 2021	December 31, 2020
Trade receivables	83,087	72,009
Less: allowance for expected credit losses	(629)	(712)
Trade receivables—net	82,458	71,297

Carrying amounts, by currency, expressed in thousands of U.S. dollars, for the Group’s trade receivables are as follows:

	June 30, 2021	December 31, 2020
EUR	26,539	20,941
GBP	18,260	15,421
USD	18,332	13,830
CNY	10,885	14,048
SEK	4,507	5,184
Other	3,935	1,873
Total	82,458	71,297

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

Note 15. Short-term investments

	June 30, 2021	December 31, 2020
Funds	310,913	—
Bonds and certificates	11,772	—
Total	322,685	—

Some of the cash received in the IPO has been invested in different short-term investments for the purpose of securing and increasing the value until the cash is needed for investments in the business, including, for example, new production facilities. The short-term investments are made in SEK and USD.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Funds consist of primarily “money market funds”, i.e. a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating, debt-based securities with a short-term maturity.

Bonds and certificates consist of corporate bonds and commercial papers.

The changes in fair value recorded in the profit and loss for the three and six months ended June 30, 2021 were $31 thousand. The fair value changes were recognized as an expense and included in Finance income and expenses, net.

Note 16. Cash and cash equivalents

	June 30, 2021	December 31, 2020
Cash and cash equivalents
Short-term deposits	309,071	—
Cash at bank and on hand	215,167	105,364
Total	524,238	105,364

Short-term deposits are time deposits and structured deposits, with maturities of 1 to 9 months. The deposits can be withdrawn at any time before maturity date. The expected change in value is assessed as insignificant since the amount received cannot be less than the amount deposited.

Note 17. Share capital and other contributed capital

As of December 31, 2020, the Company had 433,502 thousand A-shares, 46,798 thousand B-shares and 1,406 thousand G-shares outstanding.

At an extraordinary general meeting held on March 15, 2021 a bonus issue with a registration date of March 22, 2021 was made. The bonus issue resulted in an increase in the share capital of $62.8 thousand (SEK 535.2 thousand). The number of shares were unchanged. The par value per share changed to $0.00017 (SEK 0.00148).

At an extraordinary general meeting on May 4, 2021, the shareholders of the Company approved to adopt new articles of association according to the Board’s proposal. As a consequence of the adoption of the new articles of association, the share classes were removed so that the Company only has ordinary shares.

On the date of the IPO, on May 20, 2021 the following transactions were carried out:

•

A redemption of 58 thousand shares was made in order to maintain the economic values among the shareholders after the removal of share classes. The reduction took place through retirement of shares and the share capital was reduced by the amount of $10.35 (SEK 86.24).

•	All outstanding warrants were exercised into 39,317 thousand ordinary shares and the share capital was increased by $7.1 thousand (SEK 59.0 thousand).
•	6,124 thousand ordinary shares were issued to convert a portion of the shareholder’s loan and the share capital was increased by $1.1 thousand (SEK 9.2 thousand).
•

A bonus issue was made. The bonus issue resulted in that the par value per share changed to $0.00018 (SEK 0.0015) through an increase in the share capital of $1.1 thousand (SEK 8.9 thousand). The number of shares remained unchanged.

•	A new share issue was carried out consisting of 64,688 thousand shares which have been subscribed and allotted and the share capital was increased by $11.7 thousand (SEK 97.0 thousand).

As of June 30, 2021 591,777 thousand ordinary shares were outstanding and the par value per share was $0.00018 (SEK 0.0015).

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 18. Liabilities to credit institutions

	June 30, 2021	December 31, 2020
Non-current liabilities to credit institutions	4,454	91,655
Current liabilities to credit institutions, consisting of the following:
—Liabilities to credit institutions	2,591	4,335
—Overdraft facilities	—	1,197
Total	7,045	97,187

During the six months ended June 30, 2021 the Group utilized GBP in the equivalent of $54.9 million, and USD in the equivalent of $50 million, of the multi-currency facility available. The credit had a maturity of three months for every drawdown and could be extended on a rolling three-month basis. The interest rate was GBP and USD Libor three months. The credits were repaid in May 2021.

On April 14, 2021, the Group entered into a Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) including a multicurrency revolving credit facility of SEK 3.6 billion with an accordion option of another SEK 850 million, subject to the fulfilment of certain conditions and at the lenders’ discretion. The SRCF Agreement have replaced the previous financing agreement. The initial term of the SRCF Agreement is three years from May 20, 2021 with an option to extend twice, for one additional year each at the lenders’ discretion. Borrowings under the SRCF Agreement are repayable at the end of the interest period to which that loan relates and carry an interest rate of the aggregate of the applicable margin and SONIA, LIBOR (with a rate switch to SOFR), STIBOR or EURIBOR, depending on the denominated currency, amounts loaned and if the denominated currency is a rate switch currency. Under the SRCF Agreement, the Group is subject to both financial and non-financial covenants. The non-financial covenants are covenants linked to sustainability measures. The financial covenants are tangible solvency, minimum EBITDA and liquidity requirements. The financial covenants are subject to a conversion right and it may be exercised at our discretion from December 31, 2023, and following such conversion, the existing tangible solvency, minimum EBITDA and liquidity covenants will fall away and be replaced with a total net leverage ratio. The SRCF Agreement also contains limitations on the Group’s ability to pay dividends until the Group exercise their covenant conversion right.

At June 30, 2021 the Group has not utilized any loan amounts under the new SRCF agreement. The Liabilities to credit institutions balance at June 30, 2021 is related to outstanding amounts on the European Investment Fund Facility (the “EIF Facility”) which was entered into in October 2019.

During the six months ended June 30, 2021 the credit agreement with Israel Discount Bank of New York (the “IDB Facility”) was pre-terminated as of 30 June 2021.

Note 19. Provisions

At December 31, 2020	7,121
Additions: included in the acquisition value of right-of-use assets	960
Charged to the consolidated statement of operations:
—Unwinding of discount effect	82
At June 30, 2021	8,163

The provision relates to restoration costs for leased production facilities.

Note 20. Shareholder loan

During the three months ended June 30, 2021, the Company and the majority shareholders extended the final repayment date of the Subordinated Bridge Facilities from April 1, 2021 to the earlier of (a) the date of settlement in respect of the initial public offering of shares (or related instruments) in Oatly Group AB in the U.S. and (b) August 17, 2021. In May 2021, $10.9 million was repaid in cash, and the remainder was converted into 6,124,004 ordinary shares at a price equal to the public price in the initial public offering.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 21. Accrued expenses

	June 30, 2021	December 31, 2020
Accrued marketing and sales expenses	13,809	9,545
Accrued personnel expenses	29,243	24,157
Accrued production expenses	12,638	4,576
Accrued IPO preparation, transaction and offering expenses	7,118	2,095
Other accrued expenses	21,897	19,581
Total	84,705	59,954

Note 22. Related party disclosures

Share-based compensation to related parties

Information about share-based compensation to related parties is found in Note 6 Share-based compensation.

Loans to related parties

During 2016 to 2020, the Group granted warrants to certain members of the key management, other employees and to an entity controlled by related parties. In addition to the warrants, the Group issued full recourse loans at a market rate to the participants for the purchase price of the warrants. The balances outstanding relating to certain members of key management was $3.3 million at December 31, 2020. In connection with the Company’s IPO in May 2021, the warrants were exercised, and the loans were repaid by the warrant holders.

Shareholder loans from related parties

The shareholder loans received during 2020 have been completely settled during the three months period ended June 30, 2021. For more information, see Note 20.

Note 23. Loss per share

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Weighted average number of shares (thousands)	530,773	433,502	505,676	433,502

Loss per share was calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Loss for the period attributable to the shareholders of the parent	(59,064)	(4,790)	(91,447)	(12,963)
Weighted average number of shares (thousands)	530,773	433,502	505,676	433,502
Basic and diluted loss per share, US $	(0.11)	(0.01)	(0.18)	(0.03)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Restricted stock units	1,257,127	—	1,257,127	—
Stock options	6,867,649	—	6,867,649	—
Warrants	—	40,307,328	—	40,307,328

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 24. Commitments and Contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used and fixed, minimum or variable price provisions. Historically, the Group’s annual purchase volumes have exceeded the minimum purchase commitments, and the Group expects the volumes to continue to exceed the minimum purchase commitments going forward.

Leases and property, plant and equipment

The Group has the following lease agreements, which had not commenced as of June 30, 2021, but the Group is committed to:

•

One lease agreement regarding production equipment in Ogden, Utah under which the Group’s obligations amount to $7.8 million for a term of seven years, and the commencement date is expected to be in the second half of 2021.

•

For the previously mentioned Ogden, Utah agreement, one additional building under which the Group’s obligations amount to $27.9 million for term of 40 years. The additional building has commencement date of December 31, 2022.

•

Two lease agreements regarding production equipment in Maanshan, China under which the Group’s obligations collectively amount to $15.9 million for a term of six years, and the commencement dates are expected to be in the second half of 2021.

•

One lease agreement regarding R&D premises in Lund, Sweden under which the Group’s obligations amount to $14.6 million for a term of 15 years. The additional building has commencement date of September 1, 2023.

In addition to the lease agreements above, the Group is committed to two purchase agreements regarding production equipment in Peterborough, UK under which the Group’s obligations amount to $71.8 million. The production equipment is expected to be delivered in 2022.

Legal contingencies

From time to time, the Group may be involved in various claims and legal proceedings related to claims arising out of the operations. During the period ended June 30, 2021, the Group was not a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which the Group is aware.

Note 25. Events after the reporting period

In July and August 2021, securities class action complaints were filed, captioned Jochims v. Oatly Group AB et al, Docket No. 1:21-cv-06360 and Bentley v. Oatly Group AB et al, Docket No. 1.21-cv-06485, in the United States District Court for the Southern District of New York against the Company, and certain of its officers and directors alleging violations of the Securities Act of 1934 and SEC Rule 10b5-1. The Company disputes each and every claim and intends to defend the matter vigorously.

In July 2021, the Group entered into a new lease agreement regarding a production facility in Peterborough, UK, under which the Group’s obligations amount to $61.9 million over the lifetime of the lease, and the commencement date is expected to be in 2022.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This discussion and analysis reflects our historical results of operations and financial position and contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:

•	our history of losses and inability to achieve or sustain profitability;
•	reduced or limited availability of oats or other raw materials that meet our quality standards;
•	failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms;
•	damage or disruption to our production facilities;
•	harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products;
•	our ability to successfully compete in our highly competitive markets;
•	reduction in the sales of our oatmilk varieties;
•	risks associated with accounting estimates, currency fluctuations and foreign exchange controls;
•	failure to expand our manufacturing and production capacity without significant disruption in order to meet demand of our products;
•	failure by our logistics providers to deliver our products on time, or at all;
•	our ability to successfully ramp up operations at any of our new facilities and operate them in accordance with our expectations;
•	failure to develop and maintain or brand;
•	the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business;
•	our ability to introduce new products or successfully improve existing products;
•	our ability to successfully remediate the material weaknesses in our internal control over financial reporting;
•

through our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. will continue to have significant influence over us, including significant influence over decisions that require the approval of shareholders; and

•

as a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. For additional information, refer to the risk factors discussed under the section titled “Risk Factors” in our prospectus, dated May 19, 2021, filed with the Securities and Exchange Commission (“SEC”) in accordance with Rule 424(b) of the Securities Act on May 21, 2021 (the “Prospectus”), and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from our expectations.

Investors and others should note that we announce material financial information to our investors using our Investors website (investors.oatly.com), SEC filings, press releases, public conference calls, and webcasts. We use these channels, as well as social media, to communicate with our users and the public about our company and other issues. It is possible that the information we post on these channels could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our Company to review the information we post on the channels listed on our Investors website.

Overview

We are the world’s original and largest oatmilk company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice creams, yogurts, cooking creams, spreads and on-the-go drinks. Since our founding, we have had a bold vision for a food system that is better for people and the planet. We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle and have not only positioned our brand to capitalize on the growing consumer interest in sustainable, plant- based foods and dairy alternatives, but we have become a driving force behind increased consumer awareness and transition from traditional dairy consumers to Oatly. We believe there is substantial opportunity to grow our consumer base, increase the velocity at which households purchase our products and disrupt the global dairy market of approximately $600 billion in the retail channel alone.

Our products are sold through a variety of channels, from independent coffee shops to continent-wide partnerships with established franchises like Starbucks, from food retailers like Target and Tesco to premium natural grocers and corner stores, as well as through e-commerce channels such as Alibaba’s Tmall.

On May 24, 2021, we completed our initial public offering of common stock, in which we sold 64,688,000 American Depositary Shares (“ADSs”), each representing one ordinary share, and the selling shareholders sold an aggregate of 32,344,400 ADSs, including 12,656,400 ADSs sold by the selling shareholders pursuant to the underwriters’ over-allotment option. The ADSs began trading on the Nasdaq Global Select Market on May 20, 2021. The ADSs were sold at an initial public offering price of $17.00 per share for net proceeds to the Company of approximately $1,037.3 million, after deducting underwriting discounts and commissions of $52.2 million and offering expenses of $10.1 million payable by us.

Components of Results of Operations and Trends and Other Factors Affecting our Business

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations and trends and other factors affecting our business.

Supply chain update

To date, our growth has been constrained by our production capacity, as consumer demand for our products continues to outpace our global capacity.

For the three and six months ended June 30, 2021, approximately 53% and 53% of our products, respectively, were produced through the co-packing and complete outsourcing model, 27% and 27% through a hybrid model, respectively, and 20% and 20% through our own end-to-end manufacturing, respectively. In the long term, we plan for the majority of our production to be through a full end-to-end production model, as we believe this will allow us to drive speed to market and have the strongest product quality, economics and sustainability integration.

The majority of our capital expenditures for the six months ended June 30, 2021 reflect our global, strategic production capacity investments, and we expect this to continue for the foreseeable future. We have doubled our oat base capacity in our hybrid facility in Vlissingen, Netherlands during the first half of 2021 and we expect that it will take several quarters until we realize the full potential of that new capacity. In addition, we began production of oat base during the first quarter at our facility in Ogden, Utah (self-manufacturing), which we shipped to a copacker for filling. We continued the ramping up of our Ogden facility during the second quarter with both oat base and in-house filling of chilled and ambient products and we expect the ramping up phase to continue through the third and fourth quarters according to plan.  We began commercial production at our new facility in Singapore (hybrid) in July and our new facility in Maanshan in the Anhui province in eastern China (self-manufacturing) is still tracking for end of year 2021.  We expect that these expansions will in the aggregate result in approximately one billion liters of finished goods equivalent of oat base capacity at the end of financial year 2022. We also recently announced our plans to construct a facility in Peterborough, the United Kingdom and a facility in Fort Worth, Texas. We are also investing in improvements to our existing facilities and manufacturing equipment. We are financing these expansions and improvements through a combination of cash, including the proceeds of our initial public offering in May 2021, our credit facilities described under “Credit Facilities” and the leasing arrangements described under “Contractual Obligations and Commitments”. In the six months ended June 30, 2021 we invested $134.4 million, in property, plant and equipment to expand our production capacity.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has impacted our business operations and customer and consumer demand. Although certain government restrictions around the world imposed as a result of the COVID-19 pandemic have begun to be lifted and certain exceptions to these restrictions have allowed for takeaway and delivery, which have enabled certain of our customers to continue to generate business, we experienced a deterioration in sales to coffee shops and restaurant customers during the second quarter of 2020 as stay-at-home orders became and remained more widespread. However, we also experienced an increase in retail demand beginning in the second quarter of 2020 as consumers shifted toward more at-home consumption, and we transitioned our distribution to meet this shift. We began to notice an improvement in the foodservices channel during the second half of 2020 as some of our key markets began to reduce some of the restrictions. This trend has continued during the first half 2021.

We have implemented and continue to practice a series of physical distancing and safety practices at our production facilities, which may result in increases in long-term operation costs. If we are forced to make further modifications or scale back hours of production in response to the pandemic, we expect our business, financial condition and results of operations would be materially adversely affected. Because we currently sell all products we produce, if we were forced to close any of our facilities as a result of the pandemic or any new government regulations imposed in any of the countries in which our facilities operate, this would materially affect our results of operations. To date, other than one closure for a few days at our Vlissingen facility in mid-April 2021, we have not closed any of our production facilities in response to the pandemic, but we have experienced delays in the construction of our new facilities in Singapore and Ogden as a result of COVID-19, and there can be no assurance that there will not be closures or additional delays in the future as a result of the COVID-19 pandemic. The pandemic has also negatively impacted our rate of research and innovation, as we have experienced delays in tests and launches of our new products. The environment remains highly uncertain, including the length of time needed to vaccinate a significant segment of the global population and effectiveness of the vaccines with respect to the new variants of the virus, and we are continuing to closely monitor the impact of the COVID-19 pandemic on our business.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three geographic regions: EMEA, Americas and Asia. Our customers include retailers, e-commerce channels, coffee shops and other specialty providers within the foodservice industry.

EMEA has been our largest region to date, followed by Americas and Asia. Currently, our primary markets in EMEA are Sweden, the United Kingdom and Germany. In the Americas, substantially all of our revenue to date can be attributed to the United States, and in Asia, the majority of our revenue is generated in China. The channel and product mix vary by country, where our more mature markets, such as Sweden and Finland, have a broader product portfolio available to customers and consumers.

We routinely offer sales discounts and promotions through various programs to customers. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenue in order to arrive at reported net revenue. We anticipate that these promotional activities could impact our net revenue and that changes in such activities could impact period-over-period results.

To date we have experienced accelerated demand and our revenue growth has been constrained by limitations in our production capacity. As noted above we plan to significantly increase our capacity to support our continued expansion and revenue growth across our three geographic regions.

The following factors and trends in our business have driven net revenue growth over prior periods and are expected to be key drivers of our net revenue growth going forward:

-

Continue to expand household penetration and increase our velocity by continuing to invest in branding, advertising and marketing to educate consumers about our sustainability, our values and the premium quality of our products.

-

Expand geographic footprint across foodservice channel including independent coffee shops and branded foodservice offerings such as Starbucks as we believe this will help drive consumer awareness of our brand and purchase rates of our products within retail and e-commerce channels.

-	Grow within retail channels globally by increasing our distribution points with existing and new customers, capturing greater shelf space and continue to drive velocity increases.
-	Scale our e-commerce capabilities by strategically partnering with leading third-party platforms to market our products and increase our reach.

Expand global production capacity to meet unmet demand.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of net revenue, as a result of the scaling of our business and optimizing our production footprint.

Gross profit and margin

Gross profit consists of our net revenue less costs of goods sold. We have scaled our production quickly, with a priority on growth and meeting demand over gross profit and margin optimization. As we continue to expand production by moving production capacity closer to our customers and consumers, shifting towards hybrid and end-to-end production solutions, we expect to gradually improve our manufacturing operational performance and leverage the cost of our fixed production and staff costs.

Operating expenses

Research and development expenses consist primarily of personnel related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products. We expect these expenses to increase somewhat in absolute dollars but to slightly decrease as a percentage of revenue as we continue to scale production.

Selling, general and administrative expenses include primarily personnel related expenses, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e. outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions. We expect selling, general and administrative expenses to increase in absolute dollars as we increase our expansion efforts to meet our product demand but to decrease as a percentage of revenue over time.

Other operating (expense)/income consists primarily of net foreign exchange gains (losses) on operating related activities.

Net finance expense primarily consists of interest expense related to loans from credit institutions, interest expense on lease liabilities and foreign exchange losses attributable to our financing arrangements.

Income tax expense represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Three months ended June 30,				Six months ended June 30,
	2021		2020		2021		2020
	(in thousands $)	% of revenue	(in thousands $)	% of revenue	(in thousands $)	% of revenue	(in thousands $)	% of revenue
Revenue	146,151	100.0%	95,309	100.0%	286,203	100.0%	179,553	100.0%
Cost of goods sold	(107,544)	(73.6)%	(64,498)	(67.7)%	(205,662)	(71.9)%	(121,459)	(67.6)%
Gross profit	38,607	26.4%	30,811	32.3%	80,541	28.1%	58,094	32.4%
Research and development expenses	(3,952)	(2.7)%	(1,303)	(1.4)%	(7,044)	(2.5)%	(2,482)	(1.4)%
Selling, general and administrative expenses	(83,132)	(56.9)%	(33,345)	(35.0)%	(149,939)	(52.4)%	(64,186)	(35.7)%
Other operating income and expense	373	0.3%	(510)	(0.5)%	(177)	(0.1)%	(944)	(0.5)%
Operating loss	(48,104)	(32.9)%	(4,347)	(4.6)%	(76,619)	(26.8)%	(9,518)	(5.3)%
Finance income and expenses, net	(10,696)	(7.3)%	(23)	(0.0)%	(12,616)	(4.4)%	(2,673)	(1.5)%
Loss before tax	(58,800)	(40.2)%	(4,370)	(4.6)%	(89,235)	(31.2)%	(12,191)	(6.8)%
Income tax expense	(264)	(0.2)%	(420)	(0.4)%	(2,212)	(0.8)%	(772)	(0.4)%
Loss for the period attributable to shareholders of the parent	(59,064)	(40.4)%	(4,790)	(5.0)%	(91,447)	(32.0)%	(12,963)	(7.2)%

For the three and six months ended June 30, 2021 and 2020

Revenue

Revenue increased by $50.8 million, or 53.3%, to $146.2 million for the three months ended June 30, 2021, net of sales discounts, rebates and trade promotions from $95.3 million for the three months ended June 30, 2020, which was primarily a result of the additional supply coming from our existing and new facilities to meet the growing demand we have for our products. The foreign exchange benefit on revenues was approximately $10.2 million.  The produced finished goods volume for the second quarter of 2021 amounted to 106 million liters compared to 74 million liters for the same period last year, an increase of 43.2%.

The Company experienced broad-based growth across retail and foodservice sales channels for the three months ended June 30, 2021. The Retail Channel experienced a significant increase in sales during the second quarter of 2020 more than offsetting the decline we recorded in the Foodservice Channel, primarily noticeable in Americas, as a consequence of market imposed COVID-19 restrictions. The Foodservice channel has rebounded compared to prior year period with the reopening of on-premise outlets from the relaxation of COVID-19 restrictions in our key markets.  For the three months ended June 30, 2021 and 2020, the Foodservice channel accounted for 33.2% and 21.6% of our revenue, respectively, and the Retail Channel accounted for 61.5% and 74.5% of our revenue, respectively.

EMEA, the Americas and Asia accounted for 53.7%, 28.3% and 18.0% of our total revenue in the three months ended June 30, 2021, respectively, as compared to 62.6%, 26.3% and 11.1% of our total revenue in the three months ended June 30, 2020, respectively.

Revenue increased by $106.7 million, or 59.4%, to $286.2 million for the six months ended June 30, 2021, net of sales discounts, rebates and trade promotions from $179.6 million for the six months ended June 30, 2020, which was primarily a result of the additional supply coming from our existing and new facilities to meet the growing demand we have for our products. The foreign exchange benefit on revenues was approximately $19.4 million. We produced 196 million finished goods liters equivalent of oat base for the first six months of 2021 compared to 135 million liters for the same period last year, an increase of 45.2%.

The Company experienced broad-based growth across retail and foodservice sales channels for the six months ended June 30, 2021. For the first six months ended June 30, 2021 and 2020, the Foodservice channel accounted for 31.7% and 21.5% of our revenue, respectively and the Retail Channel accounted for 63.6% and 74.7% of our revenue, respectively. As noted above, during the second quarter of 2020 we experienced a significant shift in sales from Foodservice to Retail more than offsetting the decline in Foodservice sales. Starting in the second half of 2020, we have seen a noticeable rebound in the Foodservice channel.

EMEA, the Americas and Asia accounted for 56.0%, 26.2% and 17.9% of our total revenue in the six months ended June 30, 2021, respectively, as compared to 66.2%, 25.3% and 8.6% of our total revenue in the six months ended June 30, 2020, respectively.

As of June 30, 2021 our products were available at over 65,000 retail doors and over 60,000 foodservice doors, respectively.

Our employee headcount increased significantly compared to prior year in order to support the significant growth of our business growing from 568 headcount as of June 30, 2020 to 1,478 as of June 30, 2021.

Cost of goods sold

Cost of goods sold increased by $43.0 million, or 66.7%, to $107.5 million for the three months ended June 30, 2021, from $64.5 million for the three months ended June 30, 2020, which was primarily a result of higher revenue across our three segments.

Cost of goods sold increased by $84.2 million, or 69.3%, to $205.7 million for the six months ended June 30, 2021, from $121.5 million for the six months ended June 30, 2020, which was primarily a result of higher revenue across our three segments.

We have to date experienced limited material cost inflation compared to prior year as we have benefited from volume growth, except for rapeseed oil.  Rapeseed oil accounts for a minor portion of our total cost of goods sold. We have noticed an increase in freight costs driven by the effects of the pandemic, primarily in Americas and EMEA driven by shortage in capacity. We have also seen price increases related to our shipments from EMEA to Asia. We expect that the localization and expansion of our production capacity within the regions will help to offset some of these freight cost headwinds.

Gross profit and margin

Gross profit increased by $7.8 million, or 25.3%, to $38.6 million for the three months ended June 30, 2021, from $30.8 million in the same period in 2020. Gross margin decreased by 5.9%, to 26.4% for the three months ended June 30, 2021, from 32.3% for the three months ended June 30, 2020, which was due to a number of factors, primarily due to higher logistics expenses in EMEA and the United States as well as higher container rates for our shipments from EMEA to Asia, a change in segment, channel and customer mix, a higher share of co-packing production and, to a lesser extent, negative impacts from foreign exchange.

Gross profit increased by $22.4 million, or 38.6%, to $80.5 million for the six months ended June 30, 2021, from $58.1 million in the same period in 2020. Gross margin decreased by 4.2%, to 28.1% for the six months ended June 30, 2021, from 32.4% for the six months ended June 30, 2020, which was due to a number of factors, primarily due to higher logistics expenses in EMEA and the United States as well as higher container rates for our shipments from EMEA to Asia, a change in segment, channel and customer mix and a higher share of co-packing production.

Research and development expenses

Research and development expenses increased by $2.6 million, or 203.3%, to $4.0 million for the three months ended June 30, 2021, from $1.3 million for the three months ended June 30, 2020 and as a share of revenues 2.7% and 1.4%, respectively. This increase was primarily due to an increase of $1.8 million in employee related expenses due to higher headcount, which include $0.3 million in costs for the 2021 Plan, and $0.4 million in consultant and other professional fees.

Research and development expenses increased by $4.6 million, or 183.8%, to $7.0 million for the six months ended June 30, 2021, from $2.5 million for the six months ended June 30, 2020, and as a share of revenues 2.5% and 1.4%, respectively. This increase was primarily due to an increase of $3.4 million in employee related expenses due to higher headcount, which include $0.3 million in costs for the 2021 Plan, and $0.5 million in consultant and other professional fees.

Selling, general and administrative expenses

Selling, general and administrative (“SG&A”) expenses increased by $49.8 million, or 149.3%, to $83.1 million for the three months ended June 30, 2021 from $33.3 million for the three months ended June 30, 2020 and as a share of revenues 56.9% and 35.0%, respectively. This increase was primarily due to an increase of $22.3 million in employee related expenses, which include $4.0 million in costs for the 2021 Plan, as a result of increased headcount as we continue to invest in our growth and also added headcount for being a public company. For additional information regarding the 2021 Plan, see Note 6 to our condensed consolidated financial statements, which are included elsewhere in this report. There also were $12.5 million in increased costs relating to external consultants, contractors, and other professional fees, of which $7.1 million is one-off costs related to our initial public offering and the rest of the increase is due to the growth of the business and added costs for being a public company, $5.3 million in increased branding and marketing expenses, due to our growth, but also due to lower branding and marketing activities prior year due to the COVID-19 pandemic. Customer distribution costs increased with $4.7 million mainly as a consequence of higher revenue, but also increased as percentage of revenue from 6.3% to 7.3%, due to a number of factors including higher freight rates.

Selling, general and administrative expenses increased by $85.8 million, or 133.6%, to $149.9 million for the six months ended June 30, 2021 from $64.2 million for the six months ended June 30, 2020 and as a share of revenues 52.4% and 35.7%, respectively. This increase was primarily due to an increase of $32.2 million in employee related expenses, which include $4.0 million in costs for the 2021 Plan, as a result of increased headcount as we continue to invest in our growth and also added headcount for being a public company. There also was $19.6 million in increased costs relating to external consultants, contractors, and other professional fees, of which $9.3 million is one-off costs related to our initial public offering and the rest of the increase is due to the growth of the business and added costs for being a public company, $18.0 million in increased branding and marketing expenses, including our Super Bowl commercial and other campaigns, due to our growth, but also due to lower branding and marketing activities prior year due to the COVID-19 pandemic.  Customer distribution costs increased with $9.1 million mainly as a consequence of higher revenue, but also increased as percentage of revenue from 6.1% to 7.0%, due to a number of factors including higher freight rates.

Other operating income and expense

Other operating income and expense primarily consists of foreign exchange gains and losses on operating items.

Other operating income and expense for the three months ended June 30, 2021, include net foreign exchange gains of $0.3 million compared to net foreign exchange losses of $0.5 million for the three months ended June 30, 2020.

Other operating income and expense for the six months ended June 30, 2021, include net foreign exchange losses of $0.5 million compared to net foreign exchange losses of $0.9 million for the six months ended June 30, 2020.

Net finance expense

Net finance expense increased by $10.7 million to $10.7 million for the three months ended June 30, 2021, from $0.0 million for the three months ended June 30, 2020. The increase in finance expenses was primarily due to net foreign exchange losses of $6.9 million for the three months ended June 30, 2021, compared to net foreign exchange gains of $3.6 million for the three months ended June 30, 2020. The foreign exchange gains and losses are related to the revaluation of external and intercompany financing arrangements. Interest expenses increased with $4.0 million, partially offset by $1.7 million in increased capitalized interest costs relating to our ongoing capex projects. The increase in interest expenses during the quarter is related to $2.0 million in one-off expenses in connection with pre-terminating the SLL Agreement (as defined below), higher utilization of loan facilities and additional leasing arrangements compared to the prior year period.

Net finance expense increased by $9.9 million to $12.6 million for the six months ended June 30, 2021, from $2.7 million for the six months ended June 30, 2020. The increase in finance expenses was primarily due to net foreign exchange losses of $3.6 million for the six months period ended June 30, 2021, compared to net foreign exchange gains of $2.4 million for the six months ended June 30, 2020. The foreign exchange gains and losses are related to the revaluation of external and intercompany financing arrangements. Interest expenses increased with $7.8 million, partially offset by $3.4 million in increased capitalized interest costs relating to our ongoing capex projects. The increase in interest expenses is related to $2.0 million in one-off expenses in connection with pre-terminating the SLL Agreement (as defined below), higher utilization of loan facilities and additional leasing arrangements compared to the prior year period.

Income tax expense

Income tax expense decreased by $0.1 million, or 37.1%, to $0.3 million for the three months ended June 30, 2021 from $0.4 million for the three months ended June 30, 2020. The effective tax rates for the three months ended June 30, 2021 and 2020 were (0.4%) and (9.6%), respectively. The main driver of the Group’s effective tax rate is unrecognized tax losses in Sweden and certain other jurisdictions.

Income tax expense increased by $1.4 million, or 186.5%, to $2.2 million for the six months ended June 30, 2021 from $0.8 million for the six months ended June 30, 2020, which was driven by higher taxable income in certain jurisdictions. The effective tax rates for the six months ended June 30, 2021 and 2020 were (2.5%) and (6.3%), respectively. The main driver of the Group’s effective tax rate is unrecognized tax losses in Sweden and certain other jurisdictions.

Seasonality

For the periods presented, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our rapid growth.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity securities and from borrowings. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and for general corporate purposes. We expect to continue to use this combination of financing in addition to proceeds from our initial public offering to fund our continued expansion. We expect our net capital expenditures for 2021 to be at the lower end of the range of $350 million to $400 million. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. Any delays in our expected increase in production capacity, including as a result of the COVID-19 pandemic, could delay future capital expenditures. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Our primary sources of liquidity are our cash and cash equivalents, short term investments and our credit facilities. As of June 30, 2021 and 2020, we had cash and cash equivalents of $524.2 million and $84.3 million, respectively. As of December 31, 2020, we had cash and cash equivalents of $105.4 million. Our cash and cash equivalents consist of cash in bank accounts and short-term deposits. Short-term deposits are time deposits and structured deposits.

In addition to the cash and cash equivalent, we have short-term investments with low risk and high liquidity. The investment portfolio consists of funds, bonds and certificates in USD and SEK with a market value equivalent of $322.7 million. Funds consist of primarily “money market funds”, i.e. a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating debt-based securities with a short-term maturity. Bonds and certificates consist of corporate bonds and commercial papers.

In addition to the above, we had access to $418.9 million in undrawn bank facilities as of June 30, 2021.

Credit Facilities

In October 2019, we entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million with Svensk Exportkredit (the “EIF Facility”). The EIF Facility bears interest at EURIBOR + 2.75%.  As of June 30, 2021 and December 31, 2020, we had €5.6 million and €6.6 million, respectively, outstanding on the EIF Facility.

In November 2019, we entered into a credit agreement with Israel Discount Bank of New York (as amended in December 2020, the “IDB Facility”) for a total amount of $15 million. The IDB Facility was pre-terminated as of June 30, 2021.

In March 2020, we entered into a Subordinated Bridge Facilities Agreement with our majority shareholders that provided for three separate term loan facilities: one facility for SEK 145.2 million and two facilities for a total of €65.6 million (as amended, the “Bridge Facilities”). Of the $115.0 million aggregate principal amount of the Bridge Facilities outstanding, upon consummation of our initial public offering, $10.9 million, was repaid in cash, and the remainder was converted into 6,124,004 ordinary shares.

In June 2020, we entered into a Sustainability Linked Loan agreement (the “SLL Agreement”) with Nordea Bank Abp, filial i Sverige, Coo¨ peratieve Rabobank U.A., BNP Paribas SA, Bankfilial Sverige and Svensk Exportkredit including a term loan of SEK 725 million and a revolving credit facility of SEK 1.2 billion with an accordion option of another SEK 1 billion, subject to the fulfillment of certain conditions as well as at the lenders’ discretion. We repaid all amounts outstanding under the SLL Agreement in connection with our initial public offering in May 2021, and the SLL Agreement was replaced by the SRCF Agreement described below.

On April 14, 2021, we entered into a Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) with BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A., Nordea Bank ABP, Filial I Sverige and Skandinaviska Enskilda Banken AB (publ) as Bookrunning Mandated Lead Arrangers, Barclays Bank Ireland PLC, J.P. Morgan AG and Morgan Stanley Bank International Limited as Mandated Lead Arrangers and Credit Suisse (Deutschland) Aktiengesellschaft as Lead Arranger and Skandinaviska Enskilda Banken AB (publ) as Agent and Security Agent, including a multicurrency revolving credit facility of SEK 3.6 billion with an accordion option of another SEK 850 million, subject to the fulfilment of certain conditions and at the lenders’ discretion. The SRCF Agreement replaced the SLL Agreement at the closing of our initial public offering. The initial term of the SRCF Agreement is three years from the settlement date of our initial public offering, with an option to extend twice, for one additional year each at the lenders’ discretion. Borrowings under the SRCF Agreement are repayable at the end of the interest period to which that loan relates and carry an interest rate of the aggregate of the applicable margin and SONIA, LIBOR (with a rate switch to SOFR), STIBOR or EURIBOR, depending on the denominated currency, amounts loaned and if the denominated currency is a rate switch currency. Under the SRCF Agreement, we are subject to ongoing covenants such as tangible solvency, minimum EBITDA and liquidity requirements and, subject to the exercise of our conversion right relating to such covenants, total net leverage ratio. The covenant conversion right is subject to the provision of notice and no Event of Default (as defined in the SRCF Agreement) continuing at the relevant time, and it may be exercised at our discretion from December 31, 2023, and following such conversion, the existing tangible solvency, minimum EBITDA and liquidity covenants will fall away and be replaced with a total net leverage ratio. The SRCF Agreement also contains limitations on our ability to pay dividends until we exercise our covenant conversion right. Furthermore, we are subject to non-financial covenants linked to sustainability measures.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Six months ended June 30,
	2021	2020
	(in thousands $)
Net cash used in operating activities	(72,526)	(20,132)
Net cash used in investing activities	(464,594)	(55,296)
Net cash from financing activities	960,865	151,324

Net cash used in operating activities

Net cash used in operating activities increased by $52.4 million, or 260.7% to $72.5 million for the six months ended June 30, 2021 from $20.1 million for the six months ended June 30, 2020, which was primarily driven by a loss from operations as we continue to invest and scale our business to support our growth.

Net cash used in investing activities

Net cash used in investing activities increased by $409.3 million, or 740.2%, to $464.6 million for the six months ended June 30, 2021 from $55.3 million for the six months ended June 30, 2020, which was primarily driven by purchase of short term investments of $329.4 million and $134.4 million in investments in our production capacity to meet the growing demand for our products.

Net cash from financing activities

Net cash from financing activities increased by $809.5 million, or 535.0%, to $960.9 million for the six months ended June 30, 2021 from $151.3 million for the six months ended June 30, 2020. The increase in cash for the six months ended June 30, 2021, was due primarily to the net proceeds of $1,037.3 million from our initial public offering, proceeds from the exercise of warrants of $38.5 million, partially offset by net decrease of liabilities to credit institutions and shareholders of $104.8 million.

Contractual Obligations and Commitments

We have entered into contracts in the normal course of business with suppliers, primarily for production and packaging services. These contracts contain minimum purchase commitments. The commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used and fixed, minimum or variable price provisions. Historically, our annual purchase volumes have exceeded the minimum purchase commitments, and we expect the volumes to continue to exceed the minimum purchase commitments going forward.

In addition, we have entered into lease agreements for some of our offices, production facilities and production equipment. Lease terms for properties are generally between one and ten years, except for our Ogden, Utah production facility, where extension options of 30 years have been included resulting in a total lease period of 40 years and for our Fort Worth, Texas production facility that has a 20-year lease period. Lease terms for production equipment are generally between one and seven years. The majority of extension and termination options held are exercisable only by us and not by the respective lessor. We have one related lease agreement regarding production equipment in the United States under which our obligations collectively amount to $7.8 million for a term of seven years, and the commencement date is expected to be in the second half of 2021. We have two lease agreements regarding production equipment in Maanshan, China under which our obligations collectively amount to $15.9 million for a term of six years, and the commencement dates are expected to be in second half of 2021. For our Ogden facility, we modified the lease agreement regarding the addition of two buildings and amended the original lease term. One of the two additional buildings have commenced now during June 2021. The second additional building has a commencement date of December 31, 2022 and the lease term, if all extension options are exercised, is 40 years and our obligation amounts to approximately $27.9 million for the fully extended lease term. We have also one lease agreement regarding R&D premises in Lund, Sweden under which the Group’s obligation amounts to $14.6 million for a term of 15 years.

In addition to the lease agreements above, the Group is committed to two purchase agreements regarding production equipment in Peterborough, UK under which the Group’s obligation amount to $71.8 million. The production equipment is expected to be delivered in 2022.

For additional information regarding our contractual commitments and contingencies, see Note 24 to our condensed consolidated financial statements, which are included elsewhere in this report.

Non-IFRS Financial Measures

We use EBITDA and Adjusted EBITDA as non-IFRS financial measure in assessing our operating performance and in our financial communications:

“Adjusted EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense and IPO preparation and transaction costs.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

•

Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;

•	Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•	Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•	Adjusted EBITDA does not reflect share-based compensation expenses and, therefore, does not include all of our compensation costs;
•	Adjusted EBITDA does not reflect IPO preparation and transaction costs that reduce cash available to us; and
•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of Adjusted EBITDA to loss for the period attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the period presented.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(in thousands $)
Loss for the period attributable to shareholders of the parent	(59,064)	(4,790)	(91,447)	(12,963)
Income tax expense	264	420	2,212	772
Finance income and expenses, net	10,696	23	12,616	2,673
Depreciation and amortization expense	4,642	3,113	8,464	5,964
EBITDA	(43,462)	(1,234)	(68,155)	(3,554)
Share-based compensation expense	4,466	—	4,466	1,014
IPO preparation and transaction costs	7,065	—	9,288	—
Adjusted EBITDA	(31,931)	(1,234)	(54,401)	(2,540)

Segment Information

Our operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, who is our CEO. Our operating segments and reportable segments are EMEA, Asia and Americas. The CEO primarily uses a measure of earnings before interest, tax, depreciation and amortization (“EBITDA”) to assess the performance of the operating segments.

Revenue, Adjusted EBITDA and EBITDA
Three months ended June 30, 2021 (in thousands $)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	78,526	41,346	26,279	—	—	146,151
Intersegment revenue	23,199	219	—	—	(23,418)	—
Total segment revenue	101,725	41,565	26,279	—	(23,418)	146,151
Adjusted EBITDA	6,739	(9,207)	(3,630)	(25,833)	—	(31,931)
EBITDA	5,998	(9,789)	(4,444)	(35,227)	—	(43,462)

Three months ended June 30, 2020 (in thousands $)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	59,679	25,059	10,571	—	—	95,309
Intersegment revenue	7,169	—	—	—	(7,169)	—
Total segment revenue	66,848	25,059	10,571	—	(7,169)	95,309
Adjusted EBITDA	8,820	(1,794)	(230)	(8,030)	—	(1,234)
EBITDA	8,820	(1,794)	(230)	(8,030)	—	(1,234)

Six months ended June 30, 2021 (in thousands $)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	160,173	74,874	51,156	—	—	286,203
Intersegment revenue	36,100	256	—	—	(36,356)	—
Total segment revenue	196,273	75,130	51,156	—	(36,356)	286,203
Adjusted EBITDA	15,237	(24,800)	(2,015)	(42,823)	—	(54,401)
EBITDA	14,496	(25,382)	(2,829)	(54,440)	—	(68,155)

Six months ended June 30, 2020 (in thousands $)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	118,798	45,350	15,405	—	—	179,553
Intersegment revenue	10,393	—	—	—	(10,393)	—
Total segment revenue	129,191	45,350	15,405	—	(10,393)	179,553
Adjusted EBITDA	18,307	(6,079)	(617)	(14,151)	—	(2,540)
EBITDA	18,307	(6,079)	(617)	(15,165)	—	(3,554)

*	Corporate consists of general overhead costs not allocated to the segments.
**	Eliminations refer to intersegment revenue for sales of products from EMEA and Americas to Asia.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off‑balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Significant Judgments and Estimates

We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Our critical accounting policies are described under the heading “Critical Accounting Policies and Significant Judgments and Estimates” in the Prospectus and the notes to the audited financial statements appearing elsewhere in the Prospectus. During the three months ended June 30, 2021, there were no material changes to our critical accounting policies from those discussed in the Prospectus.

Recent Accounting Pronouncements

Refer to Note 2 to our interim condensed consolidated financial statements appearing elsewhere in this report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

Item 3. Qualitative and Quantitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk and liquidity risk as follows. For further discussion and sensitivity analysis of these risks, see Note 3 to our audited consolidated financial statements, included in the Prospectus.

Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant group entity. We are primarily exposed to currency risk in group companies with SEK as the functional currency. The primary risks in these companies are USD/SEK, GBP/SEK, EUR/SEK and CNY/SEK due to sales (trade receivables), purchases (trade payables) and intercompany and third-party borrowings. We monitor a forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies that have a net cash flow that is positive, derivatives are used to manage the risk for up to 75% of the exposure for the following 12 months. We do not apply hedge accounting. As at June 30, 2021 and December 31, 2020, we had currency derivatives in GBP, EUR and NOK equivalent of $51.2 million for which the fair value was $0.1 million and £20 million for which the fair value was $0.8 million, respectively.

We are also exposed to currency risk when foreign subsidiaries with a functional currency other than USD are consolidated, primarily for EUR, SEK GBP and CNY. Our policy is not to hedge the translation exposure related to net foreign assets to reduce translation risk in the condensed consolidated financial statements.

Interest rate risk

Our main interest rate risk arises from long-term liabilities to credit institutions with variable rates (primarily Euro Interbank Offered Rate “Euribor” 3 Months), which expose us to cash flow interest rate risk. As at June 30, 2021, the nominal amount of liabilities to credit institutions with variable interest rate were $6.7 million with no hedges. As at December 31, 2020, the nominal amount of liabilities to credit institutions with variable interest rate were $97.6 million, of which $5.7 million were swapped using floating-to-fixed interest rate swaps for the risk in Stibor 3 Months.

Credit risk

Credit risk arises primarily from cash and cash equivalents, short-term investments and debt instruments carried at amortized cost. We manage financial counterparty credit risk on a group basis. The external financial counterparties must be high-quality international banks or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during the periods presented were in the range from BBB- to AA+.

Customer and supplier credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the periods presented no customer accounted for 10% or more of revenue.

Liquidity risk

Liquidity risk is our risk of not being able to meet the short-term payment obligations due to insufficient funds. As at June 30, 2021 and December 31, 2020, we held cash and cash equivalents and short-term investments of $846.9 million and $105.4 million, respectively, that were available for managing liquidity risk. Due to the dynamic nature of the underlying businesses, we maintain flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of our liquidity reserve (comprising the undrawn borrowing facilities above) and cash and cash equivalents on the basis of expected cash flows. This is monitored at group level with input from local management. In addition, our liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

Part II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described in Note 25 to our condensed consolidated financial statements, which are included elsewhere in this report, we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Item 1A. Risk Factors

The section entitled “Risk Factors” in our Prospectus includes a discussion of our risk factors. There have been no material changes to our risk factors since those reported in our Prospectus.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sales of Equity Securities

There was no share repurchase activity during the three months ended June 30, 2021.

Set forth below is information regarding unregistered securities issued by us during the three months ended June 30, 2021. Also included is the consideration received by us for such unregistered securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

On May 19, 2021, upon the closing of the IPO, we issued to certain investors an aggregate of 39,317,319 ordinary shares upon the exercise of warrants previously issued at exercise prices ranging from SEK 5.26 to SEK 39.77 per ordinary share, for an aggregate exercise price of $38.5 million.

On May 19, 2021, upon the closing of the IPO, we issued 6,124,004 ordinary shares to certain investors to convert a portion of the Bridge Facilities, based on the IPO price of $17.00 per ADS, an exchange rate of SEK 8.3355 to $1.00 and an exchange rate of SEK 10.1822 to €1.00.

The issuances of securities were deemed to be exempt from registration under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. Each of the recipients of securities was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

Use of Proceeds

On May 19, 2021, the SEC declared effective our registration statement on Form F-1 (File No. 333-255344), as amended, filed in connection with our initial public offering (the “Registration Statement”). Pursuant to the Registration Statement, we registered the offer and sale of 97,032,400 of our American Depositary Shares (“ADSs”), representing the same number of ordinary shares with a proposed maximum aggregate offering price of approximately $1.65 billion. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC acted as representatives of the underwriters for the offering.

On May 19, 2021, we issued and sold 64,688,000 ADSs, representing the same number of our ordinary shares at a price to the public of $17.00 per share. Upon completion of the initial public offering on May 19, 2021, we received net proceeds of $1,037.3 million, after deducting underwriting discounts and commissions of $52.2 million and offering expenses of $10.1 million. No payments for such expenses were made directly or indirectly to (i) any of our officers or directors or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates.

The offering terminated after the sale of all securities registered pursuant to the Registration Statement. As of June 30, 2021, net proceeds of $205.9 million from our initial public offering have been used to repay the SLL Agreement in full and to repay a portion of the Bridge Facilities, and $329.4 million have been invested in short-term investments, primarily consisting of “money market funds”, i.e. a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating, debt-based securities with a short-term maturity. There has been no material change in the expected use of the net proceeds from our initial public offering as described in our final prospectus, dated May 19, 2021, filed with the SEC on May 21, 2021 pursuant to Rule 424(b) relating to our Registration Statement.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: August 16, 2021	By:	/s/ Christian Hanke
	Name:	Christian Hanke
	Title:	Chief Financial Officer